EXHIBIT 99.1

Alio Gold Reports Third Quarter 2019 Results

VANCOUVER, British Columbia, Nov. 06, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its third quarter 2019 results.

Third Quarter 2019 Summary

  Gold production1 of 17,787 ounces at cash costs1,2 of $1,239/oz.
  Loss of $127.1 million, or $1.50 per share, inclusive of $119.2 million in impairments to mineral properties and other assets.
  Cash used in operating activities was $1.6 million.
  Cash and cash equivalents of $13.2 million, net working capital3 of $45.3 million as of September 30, 2019.

“In the third quarter, the Company was challenged by the continued low overall equipment availability of the aged mine fleet at the Florida Canyon Mine. We announced in early October the acquisition of a new loading and haulage fleet for Florida Canyon. This new equipment, a significant portion of which is already in operation, will have an immediate, meaningful positive impact on operations. Mine fleet availabilities in the third quarter were below 50%, and frankly, we did well to operate at roughly an operating cash flow neutral position,” said Mark Backens, President and CEO. “Heading into the fourth quarter we are expecting to see increased mined tonnage, which will set the stage for improved production and cash generation in 2020. Our priority over the next few quarters is to demonstrate the true value of Florida Canyon, and we are allocating resources in line with that vision. Given this commitment and with the cessation of mining at San Francisco and activities at Ana Paula curtailed, we have taken significant impairments to both the San Francisco Mine and the Ana Paula Project as we continue to pursue opportunities to realize value from these assets. Finally, we will be providing 2020 production and cost guidance to the market later this month.”

Production and Financial Summary

($ thousands, except where indicated)	Three months September 30		Nine months September 30
	2019	2018	2019	2018
Gold produced (ounces)	17,787	23,606	62,500	60,420
Gold sold (ounces)	18,267	23,038	63,964	60,613
Metal revenues ($)	$27,011	$27,941	$86,873	$77,512
Net (loss) earnings from mine operations ($)	($7,247)	$913	($4,560)	$11,754
Net (loss) earnings ($)	($127,141)	($3,720)	($129,370)	$2,794
Net (loss) earnings per share, basic ($)	($1.50)	($0.04)	($1.53)	$0.04
Cash flows (used in) provided by operating activities[a] ($)	($1,571)	($4,194)	$589	($16,635)
By-product cash costs[1,2] (per ounce) ($)	$1,239	$1,102	$1,164	$1,011
AISC[1,4] (per ounce) ($)	$1,369	$1,293	$1,314	$1,291
Average realized gold price per gold ounce[b] ($)	$1,375	$1,271	$1,315	$1,297

a After changes in non-cash working capital
b The average realized gold price includes realized gain (loss) on derivatives

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch Gold Corp. (“Rye Patch”) which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q3 2019, the Florida Canyon Mine produced 9,620 ounces of gold and 6,793 ounces of silver. Production for the quarter was negatively impacted by very low mining equipment availability. Mechanical availability for the principal mining fleet for the quarter averaged below 50%. Primary causes for the low availability are the aged condition of the equipment where multiple pieces of equipment have over 90,000 operating hours and required addressment of safety deficiencies regarding fluid leaks. The unsustainable condition of the mine fleet has been addressed by procurement of new loading and hauling equipment as press released on October 8, 2019. The new equipment will be phased into production over the 4th quarter and will remove the principal cause of the low production in the previous quarters.

Metallurgical recovery and process operations continue to meet expectations.

Work continues to optimize the mine with improved equipment productivity and mining capacity with a view to optimize efficiency resulting in significant gains in productivity, ounces produced and cost reduction.

Capital expenditures for fiscal 2019 are expected to total approximately $15.0 million primarily comprised of $2.7 million for the storm water diversion channel, $2.1 million for down payment on the new mining equipment and $8.2 million for construction of the Phase II leach pad.

The diversion channel is 85% complete and will be completed during Q4 2019. Completion of the structure is required before ore can be processed on the new Phase II leach pad. Given the current state of completion, the Company does not foresee any delays with regard to leaching of new ore on the Phase II leach pad arising from completion of the storm water diversion channel. The structure will be completed on time and on budget.

Final approvals for the construction of the Phase II leach pad were received on October 2nd. Total capital for the leach pad is expected to be approximately $14.9 million with construction completed in early Q2 2020. The Company has also received regulatory approvals for phased construction which facilitates early leach operations on the new pad which will result in improved operating efficiencies. Current design capacity is sufficient for approximately three years of production. Additional capacity can be realized by increasing the height of the heap which is subject to regulatory approval. The Company is very advanced in negotiating the debt financing to fund the construction of the project.

San Francisco Mine (100%-owned)

During the quarter, operations at the San Francisco mine continued with processing of low grade stock piles resulting in the placement of 12,809 ounces onto the pad. The Company anticipates the low grade stock will be exhausted during Q4 2019 after which crushing will cease and operations will solely focus on recovery of the residual inventory ounces.

Cash flow from operations from the quarter were used to service dated accounts payable.

The Company is currently exploring value-maximizing alternatives for the operation.

Financial performance

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula Project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico.

Footnotes:

  Production and costs include the Florida Canyon Mine and the San Francisco Mine.

  Non-GAAP Measures: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis.

  Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

  Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

  The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

  Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

  For further details, refer to the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2019 and 2018.
  Net working capital is calculated by deducting current liabilities from current assets.

  Non-GAAP Measure: All-in sustaining cost per gold ounce.

  Cash cost per gold ounce on a by-product basis (“cash cost”) are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

  The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

  All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

  AISC calculated for the Florida Canyon Mine and the San Francisco Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

  For further details, refer to the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2019 and 2018

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the San Francisco Mine and the Florida Canyon Mine (“the Mines”), the LOM of the Mines, revenue and cash flows generated by the operation of the Mines, operating, capital, cash, closure and all in sustaining costs associated with the Mines, gold grades and recovery at the Mines, mining rates, strip ratios at the Mines and future taxes payable by the Company and its subsidiaries; the Mines’ mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 19, 2019, and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.